

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

Dale Lynch
Chief Financial Officer
Marketwise, Inc.
1125 N. Charles Street
Baltimore, Maryland 21201

      Re: Marketwise, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 10, 2022
          File No. 001-39405

Dear Mr. Lynch:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology